UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __7/1/24__ AND ENDING __6/30/25__

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Moors & Cabot, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Federal Street, 19th Floor

                                 (No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael C. Hildreth	617-314-0226	mhildreth@moorscabot.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.

                        (Name – if individual, state last, first, and middle name)

80 Washington Street, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)
2/24/09		3373	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C. Hildreth _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Moors & Cabot, Inc. _____, as of June 30 _____, 2 25 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Lillian M Manning
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
12/18/2026

Signature: _____

Title: _____
President & Chief Executive Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MOORS & CABOT, INC.
(Sec. I. D. No. 8-23060)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm for the Year Ended June 30, 2025, and Report of Independent Registered Accounting Firm – (Review) on Broker-Dealer Claim of Exemption From 17 C.F.R. § 15c3-3K (2) (ii)

Filed in accordance with Rule 17a-5 (c) (3)

As a PUBLIC DOCUMENT

MOORS & CABOT, INC.
FINANCIAL STATEMENT
YEAR ENDED JUNE 30, 2025



LMHS, P.C.
Certified Public Accountants and Advisors

<center>Report of Independent Registered Public Accounting Firm</center>

To The Board of Directors and Stockholder
Moors & Cabot, Inc.
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moors & Cabot, Inc. as of June 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Moors & Cabot, Inc. as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on the entity's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Moors & Cabot, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Moors & Cabot, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.

We have served as Moors & Cabot, Inc.'s auditor since 2006.

Norwell, Massachusetts
September 24, 2025


Members of
AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com


A member of
mgiworldwide

MOORS & CABOT, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Cash	$ 2,527,745
Cash, RBC Clearing Services	1,205,746
Securities Owned – At Market Value	1,742,106
Receivables:	
Brokers and Dealers	2,878,097
Property and Equipment, Net of Accumulated Depreciation of $309,086	321,194
Deferred Income Tax Credit	1,759,068
RBC Clearing Deposit	50,000
Right of Use Asset – Office Leases	14,018,073
Prepaid Expenses and Other Assets	1,258,015
	$ 25,760,044

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accrued Commissions	$	1,962,194
Current Obligation under Right of Use Asset – Office Leases		1,670,053
Accounts Payable and Accrued Expenses		1,652,184
		5,284,431
LONG TERM LIABILITIES:		
Long Term Obligation under Right of Use Asset – Office Leases		12,348,020
Liabilities Subordinated to Claims of General Creditors		2,000,000
		14,348,020
STOCKHOLDER'S EQUITY:		
Common Stock:		
Class A (Voting), No Par Value, 12,500 Shares Authorized, Issued and Outstanding; Class B (Non-Voting), No Par Value, 25,000 Shares Authorized, 15,250 Shares Issued and Outstanding		400,200
Additional Paid-In Capital		20,769,684
Accumulated Deficit		(15,042,291)
Total Stockholder's Equity		6,127,593
		$ 25,760,044

See Notes to Financial Statements

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Organization – Moors & Cabot, Inc. (the Company) was incorporated under the Laws of the Commonwealth of Massachusetts and commenced operations on August 1, 1978.

2. Operations – The Company is engaged as a broker and dealer in securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services primarily to RBC Correspondent Services, a division of RBC Capital Markets, LLC, a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

    The agreement between the Company and RBC Correspondent Services provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from RBC Correspondent Services on a daily basis, requiring customers to deposit additional collateral or reduce positions as appropriate, and reserving for doubtful accounts when necessary.

3. Basis of Accounting – The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

4. Cash and Cash Equivalents – The company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

5. Securities Transactions – The Company accounts for securities transactions and the related commission income and expense on a trade date basis.

6. Revenue Recognition - In May of 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue From Contracts with Customers ("ASU 2014-09"), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). This guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

    The Company follows the revenue recognition standard ASU 2014-09 and all related amendments ("ASC 606").

    Performance Obligations – Under ASC606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker Dealer Commissions - the Company earns commissions by executing client transactions in stocks, bonds, variable annuities, mutual funds, commodities and other financial products or services. Commission revenue is recognized on trade date when the performance obligation is satisfied. Commission revenue is paid to the clearing firm on settlement date, which is generally two business days after trade date for equity securities and bond transactions and one business day for government securities and commodities transactions. The Company records a receivable from the clearing firm on the trade date and receives payment on a weekly basis from the clearing firm.

Investment Advisory Fees - The Company earns account management fees from providing support and services based upon the value of the client assets under management ("AUM"). The Company charges these fees, generally based upon a percentage of the AUM, quarterly, in advance and recognizes the revenue with the lapse of time.

Insurance Commissions - The Company's performance obligation with respect to each contract is the sale of the insurance policy. Insurance commission revenue includes an initial up-front (first year) commission as well as annual trailing commission payments for each policy renewal. Commission on insurance renewal premiums are considered variable consideration. ASC 606 requires that, at the time of the initial sale of a policy, the Company must estimate the variable consideration and determine the transaction price as the constrained net present value of future renewal commissions.

Therefore, the transaction price includes the first year fixed commission and the variable consideration for the trailing commissions. The Company recognizes trailing commissions as cash received due to a reduction of the transaction price for possible future chargebacks and the annual cost of maintaining the customer relationship.

Realized and Unrealized Gains on Securities – Included are realized and unrealized gains and losses from proprietary trading and net gains and losses from "riskless" principal transactions. These revenues are not subject to ASC 606.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Advisory Fees - The Company engages with an independent financial advisor who conducts their advisory business through their own registered investment advisor ("RIA") firm. This independent entity engages the Company for clearing, regulatory and access to investment advisory platforms. The advisory fee revenue generated by this independent financial advisor, is not included in the Company's advisory fee revenue. The Company does, however charge these independent RIAs for technology, clearing, regulatory support and administrative services which are included in the Company's revenue in the statement of earnings.

Direct Investments consist primarily of commissions paid directly to the Company by mutual fund shareholders at the time of sale (front-end commissions) and fees paid to the broker/dealer by the mutual fund over a period of time referred to as 12b-1 fees.

Other Revenue - Included within Other Revenue are the incentive payments from RBC of $400,000 and commissions earned from the sale of tax credit products of $1,264,624 as well as miscellaneous income of $1,585,978.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended June 30, 2025:

Performance Obligations Satisfied at a Point in Time	$16,394,136
Performance Obligations Satisfied Over Time	25,919,404
Revenue Not Subject to ASC 606	8,101,407
Total Revenue	$50,414,947

7. Depreciation – Depreciation of office equipment and fixtures is provided using the straight-line method over the estimated useful lives of 3 to 15 years. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

8. Income taxes – The Company is taxed as a C corporation, accordingly the Company accounts for taxes under the liability method where a deferred tax asset or liability, is determined based on the difference between the financial statement and tax basis of the asset and liabilities as measured by the enacted tax rates and tax rates that are expected to be in effect when these differences reverse.

9. Uncertainty in Income and Other Taxes – The Company adopted the new standards for *Accounting for Uncertainty in Income Taxes* (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2025, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and various state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

10. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

11. Fair Value of Financial Instruments – The amounts reported in the statement of financial condition for cash, receivables from brokers and dealers, secured demand notes receivable, accounts payable and accrued expenses and liabilities subordinated to claims of general creditors approximate fair value because of the short-term nature of these instruments. The amounts reported for securities owned and securities sold but not yet purchased are the fair value of those instruments.

12. Revenue Sharing Agreement – The Company has revenue sharing agreement with one entity, Eagle Claw, LLC (an RIA owned by two employees of the Company). Operating activities are conducted through the respective RIA and Moors & Cabot, Inc. is paid a fee in accordance with this agreement.

13. Indemnifications – In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

14. Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

15. On February 26, 2016 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No2016-2 Leases (topic 842) to increase transparency and compatibility among organizations by recognizing lease assets and lease liabilities on the statement of financial condition and disclosing key information about leasing transactions.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

On July 1, 2020 the Company adopted ASU 2016-2 and applied the standards to its lease obligation. The application of this lease obligation standard resulted in no adjustments to the opening balance of retained earnings.

B. SECURITIES OWNED:
Securities owned consist of trading and investment securities at market values as follows:

	Owned
Municipal Bonds	$ 1,730,431
Equities	11,675
	$ 1,742,106

C. FAIR VALUE MEASUREMENT:
FASB ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to measurements involving significant unobservable inputs (Level 3 inputs).

The three levels of the fair value framework are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

- Level 2 – Inputs other than quoted prices in active markets that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active.

- Level 3 – Inputs that are unobservable

A qualified asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs. The Company holds investments in marketable securities, all of which represent Level 1 inputs. FASB ASC 320-10-25-1 requires equity securities to be carried at market value. At June 30, 2025, equity securities had a market value of $1,742,106 and had a cost basis of $1,726,203.

D. RELATED PARTY TRANSACTIONS:
The Company advanced money to employees, primarily in the form of signing bonuses, which are amortized over the life of the contractual agreement. If an employee leaves prior to the expiration period, he or she is responsible for repayment of the unamortized portion. These amounts are non-interest bearing. At June 30, 2025, the amounts outstanding were $33,400 and is included on the Statement of Financial Condition in Prepaid Expenses and Other Assets.

D. RELATED PARTY TRANSACTIONS (Continued)

During the year ended June 30, 2025, the Company paid consulting fees of $2,650,000 to Eighteen Ninety Partners, LLC, which owns 100% of the company.

Revenue Sharing Agreements – As discussed in Footnote A, the Company has a revenue sharing agreement with EagleClaw Capital Management, LLC. Fees received from this entity for the year ended June 30, 2025 are as follows:

	Fee Income
EagleClaw, LLC	$ 1,011,626

E. CLEARING DEPOSIT:

As of June 2025, the Company has a clearing agreement with the Royal Bank of Canada ("RBC"). In conjunction with this agreement, the Company maintains a $50,000 clearing deposit. As further discussed in Footnote G the Company has a Subordinated Term Note Payable to RBC.

F. SUBORDINATED INDEBTEDNESS:

Under the terms of the Company's agreement with its subordinated lender, RBC Clearing Services, such loans are subordinated to the claims of general creditors and are available to the Company in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Commission"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated indebtedness at June 30, 2025, matures as follows:

Subordinated Term Note Payable – RBC	$ 2,000,000

The RBC subordinated term note payable had an original amount of $2,000,000 has an interest rate of 30 Day SOFR (currently 4.3417%) and was received in June 2025. Annual principal payments on this note will begin June, 2026 and end June 2028. As part of the Company's clearing agreement, semi-annual incentive payments are received and applied to this note payable. As of June 30, 2025 the Company has yet to receive the first incentive payment. This will be paid June 2026.

G. NET CAPITAL REQUIREMENTS:

The Company is required to maintain minimum net capital as calculated by the Commission's Uniform Net Capital Rule 15c3-1 (Alternative Method). At June 30, 2025, the Company had a net capital requirement of $250,000 and net capital of $4,624,334 resulting in excess net capital of $4,374,334.

H. LEASE OBLIGATIONS:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's lease are not readily determinable and accordingly, the Company used their incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs for lease payments is recognized on a straight-line basis over the lease term. The Company has entered into operating lease agreements for its office space. Minimum rental commitments under long-term operating leases are as follows for the years ending June 30:

2026	$ 1,659,957
2027	1,666,497
2028	1,510,275
2029	1,582,458
2030 and Thereafter	7,598,886
	$ 14,018,073

For the year ended June 30, 2025, rent expense amounted to $2,490,931.

I. INCOME TAXES:

At June 30, 2025, the Company had a deferred income tax credit (an asset) in the amount of $1,759,068. This deferred income tax credit is derived primarily from net operating losses. At June 30, 2025, the Company has Federal loss carry forwards of approximately $14,832,718. Approximately $10,000,000 expires in the years 2024 through 2026 and $4,832,718 carries forward indefinitely. A change in ownership control limits the ability to utilize the loss carry-forward in full. The deferred tax asset is reflective of the limitation at June 30, 2025.

J. 401 (K) PLAN:

The Company sponsors a defined contribution employee savings and investment plan (the Plan). The Plan qualifies under Section 401 (k) of the Internal Revenue Code and allows eligible employees to contribute up to 15% of their annual compensation, subject to a maximum dollar amount determined by the Internal Revenue Service. Employees are generally eligible following the attainment of age 21. For the year ended June 30, 2025, the Company had expenses related to the matching contributions provision of the plan of $77,276.

K. LITIGATION:

The Company has certain contingent liabilities and is a party to various claims arising in the ordinary course of business. Management is of the opinion that all such matters are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material effect on the financial position of the Company. The Company is engaged in various regulatory examinations in the ordinary course of business. From time to time these examinations can result in a finding from a regulatory organization. If such finding were to occur the Company would disclose those findings and any penalties in their financial statements and regulatory filings.

L. SEGMENT REPORTING:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including commission and advisory fees. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note G), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

M. SUBSEQUENT EVENTS:

Management has evaluated events occurring after the statement of financial condition date through September 24, 2025, the date in which the financial statements were available to be issued. No material events have been identified which would require disclosure under FASB ASC 855-10-50-1.



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholder
Moors & Cabot, Inc.
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Moors & Cabot, Inc. Exemption Report, in which (1) Moors & Cabot, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Moors & Cabot, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Moors & Cabot, Inc. identified that the non-covered Moors & Cabot, Inc.'s activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the footnote 74 requirements. Moors & Cabot, Inc. stated that Moors & Cabot, Inc. met the identified exemption provisions throughout the most recent year without exception. Moors & Cabot, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moors & Cabot, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as Moors & Cabot, Inc.'s auditor since 2006.

Norwell, Massachusetts
September 24, 2025



80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



EST. 1890

MOORS & CABOT

INVESTMENTS

September 24, 2025

LMHS, P.C.
80 Washington Street, Building S
Norwell, MA 02061

We are providing this letter in connection with your review of Moors & Cabot, Inc.'s assertions, included in the accompanying 17a-5(d)(4) Exemption Report. Moors & Cabot, Inc. identified §240.15c3-3(k)(2)(ii) ("exemption provision") as the provision in §240.15c3-3(k) under which Moors & Cabot, Inc. claimed an exemption; and (2) Moors & Cabot, Inc. met the identified exemption provisions in §240.15c3-3(k) throughout the most recent fiscal year without exception. For the purpose of expressing an opinion about whether, based on the results of your review procedures, you are aware of any material modifications that should be made to the Moors & Cabot, Inc.'s assertions for the Exemption Report to be fairly stated, in all material respects. Moors & Cabot, Inc.'s management is responsible for compliance with the exemption provisions and its assertions.

We confirm, to the best of our knowledge and belief, as of September 24, 2025, the following representations made to you during your review.

1. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the fiscal year and that the following assertions are the responsibility of management:

   a. Moors & Cabot, Inc. did not carry customer accounts of any kind,

   b. Moors & Cabot, Inc. did not receive customer funds or securities,

   c. Moors & Cabot, Inc. has not held funds or securities for or owe money or securities to customers;

2. The assertions included in our exemption report are the responsibility of management;

3. We have made available to you all records and other information relevant to our assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the auditor's review report; and

4. There are no known events or other factors that have arisen subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

Michael Hildreth

Michael C. Hildreth
President & Chief Executive Officer

Michael C. Hildreth, *President & Chief Executive Officer*
ONE FEDERAL STREET 19TH FLOOR · BOSTON, MASSACHUSETTS 02110
TEL/FAX 617-314-0226 · *mhildreth@moorscabot.com*
MOORS AND CABOT, INC., MEMBER NYSE, FINRA & SIPC